

Mail Stop 4631

March 13, 2018

<u>Via E-mail</u>
Ms. Anneliese Rodrigues
Acting Principal Financial Officer
Vista Outdoor, Inc.
262 North University Drive
Farmington, UT  84025

> **RE:    Vista Outdoor, Inc.**
> **Form 10-K for the Year Ended March 31, 2017**
> **Filed May 26, 2017**
> **File No. 1-36597**

Dear Ms. Rodrigues:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction